SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

3 June 2005

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

9th Floor, One Plantation Place
30 Fenchurch Street
London EC3M 3BD
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc (Registrant)
Dated: 3 June 2005	By:	/s/ M R Chambers
	Name:	M R Chambers
Title: General Counsel and
Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Doc re AGM Resolutions Passed – release dated 27 May 2005.
99.2	Holding in Company – release dated 27 May 2005.
99.3	Scrip Dividend Announcement – release dated 1 June 2005.
99.4	Director Shareholding – AKH release dated 2 June 2005.
99.5	Director Shareholding – JAN – release dated 2 June 2005.
99.6	Director Shareholding – MGC – release dated 2 June 2005.